UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR - 2010

Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: José Antonio de Almeida Filippo
E-mail: jfilippo@cpfl.com.br
Telephone(s): 55 + (19) 3756-8704
Fax: 55 + (19) 3756-8777
Responsible for the Investor Relations Area	Name: Gustavo Estrella
E-mail: gustavoestrella@cpfl.com.br
Telephone(s): 55 + (19) 3756-8458
Fax: 55 + (19) 3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico
Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2009
EVENT	DATE
Delivery to BM&FBOVESPA/CVM	03/01/2010
Publication	03/02/2010

Standardized Financial Statements for the fiscal year ended December 31, 2009
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	03/01/2010

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2009
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	04/30/2010

Shareholder payments related to the results of the fiscal year ended December 31, 2009
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Interim Dividends (*)	BDM – 08/10/2009	572 million	1.191201324	09/30/2009
(*)The payment of interim dividend for the half-yearly net income (base date June 30, 2009), imputed to the mandatory dividends for 2008, previously approved by the 141st Board of Directors meeting on August 10, 2009, pursuant to article 31 of CPFL Energia’s Bylaws.

Reference Form (as CVM Instruction nr. 480), for the fiscal year ended December 31, 2009
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	05/31/2010

Quarterly Information
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM
For the 1st quarter of 2010	05/11/2010
For the 2nd quarter of 2010	08/10/2010
For the 3rd quarter of 2010	11/10/2010

Quarterly information in English according to international standards
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM
For the 1st quarter of 2010	05/11/2010
For the 2nd quarter of 2010	08/10/2010
For the 3rd quarter of 2010	11/10/2010

General Shareholders’ Meeting
EVENT	DATE
Delivery of the Call Notice to the BM&FBOVESPA/CVM, accompanied by the management proposal, if applicable	03/10/2010
Publication of the Call Notice	03/10/2010
General Shareholders’ Meeting	04/20/2010
Delivery of the main resolutions from the General Shareholders’ Meeting to the BM&FBOVESPA/CVM	04/20/2010
Delivery of the minutes of the General Shareholders’ Meeting to the BM&FBOVESPA/CVM	04/20/2010

Public Meeting with Analysts
EVENT	DATE
Public Meetings with Analysts opened to other interested parties:

- Investor’s Meeting APIMEC SP
         Local: To be defined
         Address: To be defined – São Paulo/SP
         Room: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC Rio
         Local: To be defined
         Address: To be defined – Rio de Janeiro/RJ
         Room: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC Sul
         Local: To be defined
         Address: To be defined – Porto Alegre/RS
         Rooms: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC NE
         Local: To be defined
         Address: To be defined – Recife/PE
         Room: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC MG
         Local: To be defined
         Address: To be defined – Belo Horizonte/MG
         Rooms: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC SP
         Local: To be defined
         Address: To be defined – Campinas/SP
         Room: To be defined s – Brazilian Time: To be defined

- Investor’s Meeting APIMEC Rio
         Local: To be defined
         Address: To be defined – Rio de Janeiro/RJ
         Room: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC DF
         Local: To be defined
         Address: To be defined – Brasília/DF
Room: To be defined – Brazilian Time: To be defined	03/02/2010 03/04/2010 04/06/2010 06/09/2010 06/17/2010 08/17/2010 11/18/2010 11/25/2010

Conference Calls
EVENT	DATE
National and International Conference Calls - Analysis of 2009 results - Analysis of 1Q10 results - Analysis of 2Q10 results - Analysis of 3Q10 results	03/02/2010 05/12/2010 08/11/2010 11/11/2010

Scheduled Board of Directors Meetings
EVENT	DATE
2009 Results	02/24/2010
Delivery of the minutes to the BM&FBOVESPA/CVM	02/24/2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.